Exhibit 99.1

Dear Investor:

We are pleased to provide you with this prospectus for MCDirect Shares – McDonald’s direct stock purchase plan. This Plan provides investors with a convenient and cost-effective way to begin and build McDonald’s share ownership and to reinvest dividends.

McDonald’s is the leading global foodservice retailer with more than 31,000 local restaurants in more than 100 countries. More than 75% of McDonald’s restaurants worldwide are owned and operated by franchisees and affiliates. To learn more, please visit McDonald’s website at www.mcdonalds.com and our investor section at www.investor.mcdonalds.com.

Sincerely,

McDonald’s Corporation

March 28, 2008